SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report   March 28, 2001

Date of Earliest Event Reported   March 01, 2001

Expressions Graphics, Inc.
(Exact Name of Registrant as Specified in its Charter)

(Former Name of Registrant)

Nevada	88-0448389
(State of Organization)	(I.R.S. Employer Identification No.)

Commission File Number   333-38976

5300 W. Sahara, Suite 101
Las Vegas, NV 89146
(Address of Principal Executive Offices)

Registrants Telephone Number (including area code)   (888) 809-3446

(Former Name and Address of Registrant)

ITEM 1.   CHANGES IN CONTROL OF REGISTRANT.
           None

ITEM 2.   ACQUISITION OR DISPOSITION OF ASSETS.
           None

ITEM 3.   BANKRUPTCY OR RECEIVERSHIP.
           None

ITEM 4.   CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

Expressions Graphics, Inc. has elected to remain with their current auditing accountant, who has changed accounting firms. The company is pleased with his past services and feels the auditing accountant's familiarity with the company's activities from inception merits the transition to the new firm.
The new firm is:

Stonefield Josephson, Inc.
1620 26th St., Suite 400 south
Santa Monica, CA 90404

ITEM 5.   OTHER EVENTS.

None

ITEM 6.   RESIGNATION OF REGISTRANT'S DIRECTORS.
None.

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS.
None.

ITEM 8.   CHANGE IN FISCAL YEAR.
None.

ITEM 9.   SALE OF EQUITY SECURITIES PURSUANT TO REGULATION S.
None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be singed on its behalf by the undersigned hereunto duly authorized.

Expressions Graphics, Inc.

/s/ Frank Dreschler
_____
By: Frank Dreschler
Vice President, Secretary and Director

Dated: March 28, 2001